# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Karooooo Ltd., CIK 0001828102
CUSIP: Y4600W108
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 1 Harbourfront Avenue, Keppel Bay Tower #14-07, Singapore, Singapore (U0), 098632
Date of event which requires filing of this statement: 06/13/2025
Filed by CIK 0001858403
Persons authorized to receive notices and communications: Isaias (Zak) Jose Calisto, C/O Karooooo Ltd. 1 Harbourfront Avenue, Keppel Bay Tower #14-07, Singapore, Singapore (U0), 098632, 6562554151; John B. Meade, Esq., Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, 2124504000; Roshni Banker Cariello, Esq., Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, 2124504000

## Reporting persons
- Isaias (Zak) Jose Calisto (CIK 0001858403): type of reporting person: individual (IN); citizenship or place of organization: South Africa (T3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,168,751; shared voting power 0; sole dispositive power 21,168,751; shared dispositive power 0; aggregate amount beneficially owned 21,168,751 (68.52% of the class); the aggregate amount excludes certain shares
  Comment: (1) Includes 17,917,958 ordinary shares, no par value per share (the "Ordinary Shares") of Karooooo Ltd., a Singapore public limited company (the "Issuer"), consisting of 20,332,894 Ordinary Shares held by Mr. Calisto prior to the Issuer's initial public offering in the United States, and 86,400 Ordinary Shares acquired by Mr. Calisto pursuant to his participation in the Reinvestment (as defined below), less 309,000 Ordinary Shares sold by Mr. Calisto on the Johannesburg Stock Exchange pursuant to Rule 144 during November 2021, 81,483 Ordinary Shares sold by Mr. Calisto on the Nasdaq Capital Market ("Nasdaq") pursuant to Rule 144 during February 2022, 307,624 Ordinary Shares sold by Mr. Calisto on Nasdaq pursuant to Rule 144 during August 2024, 145,959 Ordinary Shares sold by Mr. Calisto on Nasdaq pursuant to Rule 144 during November 2024, 53,827 Ordinary Shares sold by Mr. Calisto on Nasdaq pursuant to Rule 144 during January 2025, 71,401 Ordinary Shares sold by Mr. Calisto on Nasdaq pursuant to Rule 144 during February 2025, 32,042 Ordinary Shares sold by Mr. Calisto on Nasdaq pursuant to Rule 144 during May 2025, and 1,500,000 Ordinary Shares sold by Mr. Calisto in an SEC-registered underwritten secondary public offering during June 2025 (the "2025 Offering") pursuant to the Issuer's Registration Statement on Form F-3 (File No. 333-280758) (the "Form F-3"), originally filed with the U.S. Securities and Exchange Commission (the "SEC") on July 11, 2024, as supplemented by the prospectus supplement, dated June 11, 2025, according to information provided by the Issuer.
  
  (2) Includes 3,250,793 Ordinary Shares held by One Spire (Pty) Ltd. ("One Spire"), pursuant to the A&R One Spire Voting Agreement described herein, according to information provided by the Issuer. Beneficial ownership of the 3,250,793 Ordinary Shares held by One Spire is being reported hereunder solely because Mr. Calisto may be deemed to have beneficial ownership and shared voting and dispositive power as a result of the A&R One Spire Voting Agreement described herein. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Mr. Calisto that he is the beneficial owner of any Ordinary Shares held by One Spire for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: Karooooo Ltd.
Address of issuer's principal executive offices: 1 Harbourfront Avenue, Keppel Bay Tower #14-07, Singapore, Singapore (U0), 098632
Comment:
Explanatory Note

This Amendment No. 4 amends, restates and supersedes the statement on Schedule 13D (the "Schedule 13D") filed with the U.S. Securities and Exchange Commission on April 26, 2021, as amended and restated by each of the Amendment No. 1 filed with the SEC on August 23, 2021 (File No. 005-92497), the Amendment No. 2 filed with the SEC on December 8, 2021 (File No. 005-92497), and the Amendment No. 3 filed with the SEC on August 27, 2024 (File No. 005-92497) by Isaias (Zak) Jose Calisto, a South African Citizen, relating to the Ordinary Shares of the Issuer. Information reported in this Schedule 13D/A amends, restates and supersedes information provided in the Schedule 13D, as amended.

All references in this filing to "U.S. dollars," "U.S.$," "$" and "USD" refer to the currency of the United States of America and all references to "R", "rand" and "ZAR" refer to the currency of South Africa.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed by Isaias (Zak) Jose Calisto, a South African citizen.
Residence or business address: The address of the principal business office of Isaias (Zak) Jose Calisto is c/o Karooooo Ltd., 1 Harbourfront Avenue, Keppel Bay Tower #14-07, Singapore 098632.
Present principal occupation or employment: The principal business of Mr. Calisto is serving as the Chief Executive Officer and as a director of the Issuer.
Criminal convictions in the last five years: During the last five years, Mr. Calisto has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Calisto has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above for citizenship of Mr. Calisto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable. As more fully described in Item 4 hereof, Mr. Calisto has not paid any funds or other consideration in connection with the acquisition of Ordinary Shares by One Spire, over which Mr. Calisto may be deemed to have beneficial ownership and shared voting and dispositive power as a result of the A&R One Spire Voting Agreement (as defined below) described herein. Mr. Calisto has not otherwise acquired any Ordinary Shares since the Reinvestment (as defined below).

## Item 4. Purpose of Transaction
Purpose of transaction:
In anticipation of the Issuer's initial public offering, and recognizing that Mr. Calisto, as founder, would receive no special rights pursuant to the Constitution of the Issuer, Mr. Calisto and Georgem Holdings (Pty) Ltd. ("Georgem") entered into that certain Voting Agreement (the "Original Voting Agreement"), dated as of March 22, 2021, with the purpose of providing Mr. Calisto and his permitted transferees the right to exercise, or cause Georgem to exercise as directed by Mr. Calisto and his permitted transferees, the voting rights in respect of the Initial Georgem Holding (as defined below).

In connection with the initial public offering of the Issuer in the United States, a corporate reorganization (the "Corporate Reorganization") was undertaken pursuant to a scheme of arrangement under Section 114(1) (as read with Section 115) of the South African Companies Act (the "Scheme"), whereby the Issuer, as the majority shareholder of Cartrack Holdings Limited ("Cartrack") acquired for cash all of the outstanding ordinary shares held by the minority shareholders of Cartrack at a price equal to R42.00 per share (the "Scheme Consideration"), and, as a result, Cartrack became a wholly owned subsidiary of the Issuer. In connection with the Scheme, certain eligible shareholders of Cartrack elected to use all or a portion of their Scheme Consideration to subscribe for Ordinary Shares of the Issuer (the "Reinvestment"). Georgem, an eligible Cartrack shareholder, used its Scheme Consideration to participate in the Reinvestment and acquired 3,550,000 Ordinary Shares on April 21, 2021 (the "Initial Georgem Holding").

Also in connection with the Corporate Reorganization, Mr. Calisto, an eligible Cartrack shareholder, used his Scheme Consideration to participate in the Reinvestment and acquired 86,400 additional Ordinary Shares on April 21, 2021.

On August 12, 2021, in anticipation of the August One Spire Transaction (as defined below), Mr. Calisto and Georgem entered into that certain Amended and Restated Voting Agreement (the "A&R Georgem Voting Agreement") dated as of August 12, 2021, with the purpose of amending, restating and superseding the Original Voting Agreement to permit Georgem to transfer 3,000,000 Ordinary Shares in connection with the August One Spire Transaction.

Pursuant to the A&R Georgem Voting Agreement, Mr. Calisto and Georgem had agreed that if Mr. Calisto's beneficial ownership falls to below 51% of the issued and outstanding Ordinary Shares of the Issuer, then Georgem will cast all votes in respect of the Ordinary Shares held by Georgem as directed by Mr. Calisto and his permitted transferees. In addition, without the prior written consent of Mr. Calisto, Georgem is not permitted to acquire any additional Ordinary Shares.

Concurrent with execution of the A&R Georgem Voting Agreement and in anticipation of the August One Spire Transaction, Mr. Calisto and One Spire entered into that certain Voting Agreement (the "Original One Spire Voting Agreement"), dated as of August 12, 2021, with the purpose of providing Mr. Calisto and his permitted transferees the right to exercise, or cause One Spire to exercise as directed by Mr. Calisto and his permitted transferees, the voting rights in respect of the Ordinary Shares held by One Spire in connection with the August One Spire Transaction or otherwise held by One Spire.

On August 23, 2021, Georgem and One Spire consummated a transfer of 3,000,000 Ordinary Shares held by Georgem to One Spire (the "August One Spire Transaction"). Georgem retained 550,000 Ordinary Shares following the August One Spire Transaction.

On August 25, 2021, Georgem sold 309,000 Ordinary Shares on the Johannesburg Stock Exchange pursuant to Rule 144. Georgem retained 241,000 Ordinary Shares following this sale.

Between November 5 and November 22, 2021, Mr. Calisto sold 309,000 Ordinary Shares on the Johannesburg Stock Exchange pursuant to Rule 144 for aggregate consideration of R156,585,631.74 at a price of R506.75 per Ordinary Share, through Peresec SA Nominees (Pty) Ltd. ("Peresec") as broker, primarily to fund taxes and costs related to the Scheme.

On November 29, 2021, Georgem and One Spire consummated a transfer of 100,000 Ordinary Shares held by Georgem to One Spire (the "November One Spire Transaction"). Georgem retained 141,000 Ordinary Shares following the November One Spire Transaction. One Spire held 3,100,000 Ordinary Shares following the November One Spire Transaction.

On November 30, 2021, Georgem sold 141,000 Ordinary Shares on the Johannesburg Stock Exchange pursuant to Rule 144. Georgem no longer holds any Ordinary Shares.

On December 6, 2021, in connection with the November One Spire Transaction, Mr. Calisto and One Spire entered into that certain Amended and Restated Voting Agreement (the "A&R One Spire Voting Agreement"), dated as of December 6, 2021, with the purpose of amending, restating and superseding the Original One Spire Voting Agreement.

Pursuant to the A&R One Spire Voting Agreement, Mr. Calisto and One Spire have agreed that if Mr. Calisto's beneficial ownership falls to below 51% of the issued and outstanding Ordinary Shares of the Issuer, then One Spire will cast all votes in respect of the Ordinary Shares held by One Spire as directed by Mr. Calisto and his permitted transferees. In addition, without the prior written consent of Mr. Calisto, One Spire is not permitted to (i) transfer any Ordinary Shares owned by One Spire or (ii) acquire any additional Ordinary Shares.

Mr. Calisto disclaims beneficial ownership of such Ordinary Shares.

The description of the voting agreements contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such documents. The A&R One Spire Voting Agreement, which is the only voting agreement described herein pursuant to which Mr. Calisto may be deemed to have beneficial ownership and shared voting and dispositive power over Ordinary Shares, is filed as Exhibit 99.2 hereto and incorporated by reference herein.

During February 2022, Mr. Calisto sold 81,483 Ordinary Shares on the Nasdaq Capital Market ("Nasdaq") pursuant to Rule 144 for aggregate consideration of approximately $2,723,161.86 at an average price of $33.42 per Ordinary Share, through DBS Bank Limited, as broker.

During August 2024, Mr. Calisto sold 307,624 Ordinary Shares on Nasdaq pursuant to Rule 144 for aggregate consideration of approximately $10,760,687.50 at an average price of $34.98 per Ordinary Share, through DBS Bank Limited, as broker.

During November 2024, Mr. Calisto sold 145,959 Ordinary Shares on Nasdaq pursuant to Rule 144 for aggregate consideration of approximately $5,985,918 at an average price of $41.01 per Ordinary Share, through DBS Bank Limited, as broker.

During January 2025, Mr. Calisto sold 53,827 Ordinary Shares on Nasdaq pursuant to Rule 144 for aggregate consideration of approximately $2,449,307 at an average price of $45.50 per Ordinary Share, through DBS Bank Limited, as broker.

During February 2025, Mr. Calisto sold 71,401 Ordinary Shares on Nasdaq pursuant to Rule 144 for aggregate consideration of approximately $3,353,094 at an average price of $46.96 per Ordinary Share, through DBS Bank Limited, as broker.

During May 2025, Mr. Calisto sold 32,042 Ordinary Shares on Nasdaq pursuant to Rule 144 for aggregate consideration of approximately $1,732,378 at an average price of $54.07 per Ordinary Share, through DBS Bank Limited, as broker.

During June 2025, Mr. Calisto sold 1,500,000 Ordinary Shares pursuant to the 2025 Offering (as defined below) for aggregate consideration of approximately $75,000,000 at a price to the public of $50.00 per Ordinary Share.

In addition, during the three months ended August 31, 2022, One Spire acquired 40,000 Ordinary Shares on the Johannesburg Stock Exchange for aggregate consideration of approximately R16,088,400.00 at an average price of R402.21 per Ordinary Share, through Peresec, as broker. During the three months ending August 31, 2024, One Spire acquired 77,258 Ordinary Shares on the Johannesburg Stock Exchange for aggregate consideration of approximately R48,825,324.80 at an average price of R631.43 per Ordinary Share, through Peresec, as broker. During the three months ended February 28, 2025, One Spire acquired 33,535 Ordinary Shares on the Johannesburg Stock Exchange for aggregate consideration of approximately R28,166,047 at an average price of R839.90 per Ordinary Share, through Peresec, as broker. Mr. Calisto may be deemed to have beneficial ownership and shared voting and dispositive power over One Spire's Ordinary Shares as a result of the A&R One Spire Voting Agreement. Mr. Calisto disclaims beneficial ownership of such Ordinary Shares.

The information in Item 6 of this Schedule 13D/A is incorporated herein by reference.

Mr. Calisto intends to review his investment in the Issuer on an ongoing basis and, in the course of his review, may take actions (including through his affiliates) with respect to his investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other security holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which Mr. Calisto is a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which Mr. Calisto is a party, Mr. Calisto or his affiliates may seek to acquire securities of the Issuer, including Ordinary Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the Ordinary Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to Mr. Calisto's respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that Mr. Calisto or his affiliates may pursue, subject to the terms and conditions of the documents described herein to which Mr. Calisto is a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments, Mr. Calisto's or such affiliates' trading and investment strategies, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to Mr. Calisto and his affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by Mr. Calisto and such affiliates.

In particular, on July 11, 2024, to satisfy Mr. Calisto's exercise of his demand registration rights pursuant to Sections 2.01(a) and 2.01(f) of the Registration Rights Agreement (as defined below), the Issuer filed a Registration Statement on Form F-3 (File No. 333-280758) (the "Form F-3") to register the offer and sale of up to 6,000,000 Ordinary Shares of the Issuer held by Mr. Calisto.

In addition, on June 11, 2025, to satisfy Mr. Calisto's exercise of his right to require the Company to reasonably cooperate with Mr. Calisto to facilitate an Underwritten Offering (as defined in the Registration Rights Agreement) by taking all actions reasonably requested by Mr. Calisto, including, but not limited to, the actions described in Section 2.04 of the Registration Rights Agreement, pursuant to Section 2.01(f) of the Registration Rights Agreement, the Issuer facilitated and launched an SEC-registered underwritten secondary public offering (the "2025 Offering") pursuant to the Issuer's Form F-3, as supplemented by the prospectus supplement, dated June 11, 2025. In the 2025 Offering, Mr. Calisto offered and sold 1,500,000 Ordinary Shares at a price to the public of $50.00 per Ordinary Share for total gross proceeds to Mr. Calisto of approximately $75,000,000. The 2025 Offering closed on June 13, 2025.

As further described in Item 6 hereto, in connection with the 2025 Offering, pursuant to the Underwriting Agreement (as defined below), Mr. Calisto granted the Underwriters (as defined in the Underwriting Agreement) the Underwriters' Option (as defined below) to purchase up to an additional 225,000 Ordinary Shares. The Underwriters' Option is exercisable until not later than 30 days after June 11, 2025, the date of the Underwriting Agreement. Also in connection with the 2025 Offering, Mr. Calisto has entered into a Lock-up Agreement, as further described in Item 6 hereto.

The descriptions of the Registration Rights Agreement, Underwriting Agreement and Lock-up Agreement contained in this Item 4 are not intended to be complete and are qualified in their entirety by reference to such documents, copies or forms of which are included as Exhibits hereto and incorporated by reference herein.

Following completion of the 2025 Offering, Mr. Calisto may dispose of up to 4,500,000 Ordinary Shares (or 4,275,000 Ordinary Shares, if the Underwriters' Option is exercised in full) remaining registered for sale pursuant to the Form F-3 from time to time to increase the free float of the Issuer and provide for market liquidity.

As previously disclosed, following completion of the 2025 Offering, Mr. Calisto expects to transfer approximately 14 million Ordinary Shares to a trust for the benefit of his family members in the near-term future, while retaining voting power over such Ordinary Shares.

Mr. Calisto may dispose of up to an additional 1,235,732 Ordinary Shares within 12 months from the date of this filing, pursuant to Rule 144, to increase the free float of the Issuer and provide for market liquidity.

In his capacity as Chief Executive Officer and a director of the Issuer, Mr. Calisto intends to continue taking an active role in the Issuer's management. Also, in his capacity as Chief Executive Officer and a director of the Issuer, Mr. Calisto intends to be involved in approvals or recommendations with respect to the issuance of additional securities of the Issuer to employees of the Issuer or its subsidiaries.

Except as described in this Schedule 13D/A, Mr. Calisto does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to the agreements described herein, as part of his ongoing evaluation of this investment and investment alternatives, Mr. Calisto may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing date of this Schedule 13D/A, as a result of the A&R One Spire Voting Agreement, Mr. Calisto may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole power to vote or direct the vote of 3,250,793 Ordinary Shares, which, together with Mr. Calisto's additional 17,917,958 Ordinary Shares, represents approximately 68.52% of the Ordinary Shares deemed to be outstanding pursuant to Rule 13d-3(d)(1) of the Exchange Act, subject to the conditions and limitations of the A&R One Spire Voting Agreement. Calculations of the percentage of Ordinary Shares beneficially owned assumes that there were 30,893,300 Ordinary Shares outstanding as reported in the Issuer's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 9, 2025. However, as of the filing date of this Schedule 13D/A, as Mr. Calisto otherwise beneficially owns Ordinary Shares representing more than 51% of the total issued and outstanding Ordinary Shares of the Issuer, he may not exercise voting rights in respect of the 3,250,793 Ordinary Shares owned by One Spire.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number and percentage of the Ordinary Shares beneficially owned by Mr. Calisto and the number of Ordinary Shares as to which Mr. Calisto has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D/A and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D/A, Mr. Calisto has not effected any transaction in Ordinary Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D/A is incorporated by reference into this Item 6. Except as otherwise described in this Schedule 13D/A, to the knowledge of Mr. Calisto, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereto and between such persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The descriptions of the Registration Rights Agreement, Underwriting Agreement and Lock-up Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, copies or forms of which are included as Exhibits hereto and incorporated by reference herein

Registration Rights Agreement

On April 6, 2021, the Issuer and Mr. Calisto entered into a Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, the Issuer will provide for customary "demand" registrations and "piggyback" registration rights. The Registration Rights Agreement will also provide that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended.

As discussed in Item 4 hereto, on July 11, 2024, to satisfy Mr. Calisto's exercise of his demand registration rights pursuant to Sections 2.01(a) and 2.01(f) of the Registration Rights Agreement, the Issuer filed the Form F-3 to register the offer and sale of up to 6,000,000 Ordinary Shares of the Issuer held by Mr. Calisto.

In addition, on June 11, 2025, to satisfy Mr. Calisto's exercise of his right to require the Company to reasonably cooperate with Mr. Calisto to facilitate an Underwritten Offering (as defined in the Registration Rights Agreement) by taking all actions reasonably requested by Mr. Calisto, including, but not limited to, the actions described in Section 2.04 of the Registration Rights Agreement, pursuant to Section 2.01(f) of the Registration Rights Agreement, the Issuer facilitated and launched the 2025 Offering pursuant to the Issuer's Form F-3, as supplemented by the prospectus supplement, dated June 11, 2025. The 2025 Offering closed on June 13, 2025.

Underwriting Agreement and Underwriters' Option

In connection with the 2025 Offering, pursuant to the Underwriting Agreement, dated June 11, 2025, among Karooooo Ltd., Isaias (Zak) Jose Calisto, as selling shareholder, and UBS Securities LLC, William Blair & Company, L.L.C. and The Standard Bank of South Africa Limited, as representatives of the several underwriters (the "Underwriting Agreement"), Mr. Calisto granted the Underwriters (as defined in the Underwriting Agreement) an option to purchase, severally and not jointly, up to an additional 225,000 Ordinary Shares under the terms and conditions described in the 2025 Underwriting Agreement (the "Underwriters' Option"). The Underwriters' Option is exercisable until not later than 30 days after June 11, 2025, the date of the Underwriting Agreement.

Lock-up Agreement

In connection with the 2025 Offering, Mr. Calisto has entered into a lock-up agreement ("Lock-up Agreement") with the Underwriters pursuant to which he has agreed with the Underwriters, subject to customary exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares, or any other securities so owned convertible into or exercisable or exchangeable for Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, during the period from June 11, 2025 continuing through the date 90 days thereafter, except with the prior written consent of UBS Securities LLC and William Blair & Company, L.L.C. on behalf of the Underwriters.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Registration Rights Agreement (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 filed by the Issuer on March 22, 2021).

99.2 Amended and Restated Voting Agreement, dated as of December 6, 2021, by and between Mr. Calisto and One Spire (Pty) Ltd. (incorporated by reference to Exhibit 99.1 of the Schedule 13D/A filed by Mr. Calisto on December 8, 2021).

99.3 Underwriting Agreement, dated June 11, 2025, among Karooooo Ltd., Isaias (Zak) Jose Calisto, as selling shareholder, and UBS Securities LLC, William Blair & Company, L.L.C. and The Standard Bank of South Africa Limited, as representatives of the several underwriters (incorporated by reference to Exhibit 1.1 of the Report on Form 6-K filed by the Issuer on June 12, 2025).

## Signatures
- Isaias (Zak) Jose Calisto: /s/ Isaias (Zak) Jose Calisto, Isaias (Zak) Jose Calisto (06/17/2025)